EXHIBIT 99.1

Cellectis Presents Preclinical Data Highlighting Efficient APOC3 Editing and Marked Triglyceride Reduction with .HEAL-101 at ESGCT 2026

  70% in vivo editing of human APOC3 in a single administration

  76% triglyceride reduction after a single dose in murine disease model

NEW YORK, Oct. 27, 2026 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS – Nasdaq: CLLS), a genome engineering company developing genetic medicines for diseases that today demand a lifetime of treatment, today announced the presentation of preclinical data supporting .HEAL-101, its in vivo base editing product candidate targeting APOC3 for severe hypertriglyceridemia (sHTG), at the Annual Congress of the European Society of Gene and Cell Therapy (ESGCT), being held October 27-30, 2026, in Hamburg, Germany.

.HEAL-101 is an APOC3-specific TALE base editor delivered as mRNA in liver-directed lipid nanoparticles (LNPs), designed to permanently inactivate APOC3, a genetically validated driver of elevated triglycerides, after a single intravenous administration. The poster presents an expanded preclinical data set for .HEAL-101, building on the initial dataset first disclosed by Cellectis on September 14, 2026.

“These expanded preclinical data reinforce the potential of our TALE base editing approach to achieve efficient and specific APOC3 editing following a single administration,” said Julien Valton, Ph.D., Vice President, Gene Therapy at Cellectis. “The substantial reduction in triglyceride level observed across our preclinical study provide further support for the development of .HEAL-101 as a potential one-time treatment for patients with severe hypertriglyceridemia.”

Key findings presented at ESGCT

  Efficient and highly specific editing of APOC3 in vitro: In a human hepatic cell line, .HEAL-101 achieved a mean APOC3 editing rate of approximately 90%, without production of DNA double strand break at the target site.
  Efficient editing of human APOC3 in vivo: In a normolipidemic humanized liver mouse model, a single intravenous injection of LNP-mRNA edited the human APOC3 gene at a mean rate of approximately 65%, reaching up to 70%.
  Marked efficacy in a disease model: In a hyper triglyceridemic human APOC3 transgenic mouse model of hypertriglyceridemia, .HEAL-101 reduced APOC3 by 67% ± 12%, and triglycerides by 75% ± 11% (mean ± standard deviation).
  Liver-restricted activity: Editing was detected in the liver, with no significant activity in the other tissues analyzed.

These preclinical results support the continued development of .HEAL-101. Cellectis plans to initiate a Phase 1 investigator-initiated trial (IIT) in China with preliminary clinical data expected in the second half of 2027.

Poster Information:

Title: In vivo editing of human APOC3 by TALE base editor normalizes triglyceride levels in animal models

Presenter: Julien Valton, Ph.D., Vice President Gene Therapy at Cellectis

Presentation date/time: Thursday, October 29 from 2 to 4 p.m. CET.

Poster number: P0208

The poster presentation is now available on Cellectis’ website.

About Cellectis

Cellectis is a genome engineering company developing genetic medicines for diseases that today demand a lifetime of treatment. Leveraging decades of expertise in programmable DNA-binding proteins, the Company has built a differentiated genome engineering platform spanning gene editing, base editing, epigenetic editing and transcriptional regulation. By delivering the genomic intervention each disease requires, Cellectis is advancing a new generation of genetic medicines designed to move beyond disease management and toward lasting therapeutic impact. Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh (NC). Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker:ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “designed to” , “expected” , “plan”, “potential”, or similar expressions and/or the negative of these. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements in this press release include statements regarding the ability of the Company to initiate a IIT in China, the planned timing for the release of preliminary clinical data for the Company’s lead program, the potential of the Company’s preclinical candidate product based on pre-clinical results, the potential for success of the Company’s in vivo gene editing programs. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, uncertainties inherent in the initiation and completion of preclinical and clinical studies; the availability and timing of results from studies, once initiated; the acceptance by global regulatory agencies of data generated from IIT in China; the potential that pre-clinical animal model data may not translate into further preclinical development or clinical setting; promising preclinical data not yielding positive further preclinical data or clinical results; the performance of the IIT in China, changes in the competitive landscape for in vivo gene editing products; expectations for regulatory approvals to conduct clinical trials; Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2025 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachments

  Cellectis Announces Presentation of Preclinical Data Supporting (https://ml.globenewswire.com/Resource/Download/85b73108-6c3a-48bf-9995-ad3f8b133ef3)